Exhibit 12
MASCO CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	(Dollars in Millions)
	Nine
	Months
	Ended
	Sep. 30,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
Earnings Before Income Taxes, Preferred Stock Dividends and Fixed Charges:
Income from continuing operations before income taxes, minority interest and cumulative effect of accounting change, net	$1,022	$1,402	$1,534	$1,243	$927	$252

Deduct equity in undistributed (earnings) of fifty-percent-or- less-owned companies	—	(1)	(1)	—	(10)	(1)

Add interest on indebtedness, net	171	246	214	252	226	230

Add amortization of debt expense	3	6	6	13	13	10

Add estimated interest factor for rentals	38	40	34	31	24	21

Earnings before income taxes, minority interest, cumulative effect of accounting change, net, fixed charges and preferred stock dividends	$1,234	$1,693	$1,787	$1,539	$1,180	$512

Fixed Charges:
Interest on indebtedness	$172	$244	$214	$253	$225	$234

Amortization of debt expense	3	6	6	13	13	10

Estimated interest factor for rentals	38	40	34	31	24	21

Total fixed charges	$213	$290	$254	$297	$262	$265

Preferred stock dividends (a)	$—	$—	$8	$16	$14	$7

Combined fixed charges and preferred stock dividends	$213	$290	$262	$313	$276	$272

Ratio of earnings to fixed charges	5.8	5.8	7.0	5.2	4.5	1.9

Ratio of earnings to combined fixed charges and preferred stock dividends (c)	5.8	5.8	6.8	4.9	4.3	1.9

Ratio of earnings to combined fixed charges and preferred stock dividends excluding certain items (b)	6.2	6.2	7.2	4.9	4.8	3.8

(a)	Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.

(b)	Excluding the 2006 non-cash, pre-tax impairment charge for investments of $86 million; the 2005 pre-tax income of $6 million related to the Behr litigation settlement, the non-cash, pre-tax goodwill impairment charge of $69 million and the pre-tax impairment charge of $45 million relating to financial investments; the 2004 pre-tax income of $30 million related to the Behr litigation settlement, the non-cash, pre-tax goodwill impairment charge of $112 million, and the pre-tax impairment charge of $21 million related to a marketable security; the 2003 pre-tax income of $72 million related to the Behr litigation settlement and the non-cash, pre-tax goodwill impairment charge of $53 million; the 2002 pre-tax net charge of $147 million related to the Behr litigation settlement; and the 2001 non-cash, pre-tax charge of $530 million.

(c)	The year 2001 includes goodwill amortization expense.